Exhibit 21.1

Digerati Technologies, Inc.

Subsidiary List

1.	Verve Cloud, Inc. (formerly known as T3 communications, Inc.), a Nevada Corporation (“Verve Cloud Nevada”)

2.	Verve Cloud, Inc. (formerly known as Shift8 Networks, Inc.), a Texas Corporation (“Verve Cloud Texas”) T3 Communications, Inc., a Nevada Corporation

3.	T3 Communications, Inc., a Florida Corporation (“T3 Communications”),

4.	Nexogy, Inc., a Florida corporation (“Nexogy”)

5.	NextLevel Internet, Inc., a California corporation (“Next Level” and, together with Verve Cloud Nevada, Verve Cloud Texas, T3 Communications, and Nexogy, the “Operating Subsidiaries”)